January 16, 2015

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958

Dear Mr. Rosenberg:
This letter is in response to your December 17, 2014 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.

Staff Comment:
Notes to Consolidated Financial Statements
Note 2, Business Dispositions, page F-20

1.
Please refer to your response to the second bullet of our comment. You state that notwithstanding the reinsurance transactions that closed on January 1, 2013 and January 2, 2013, you would not have recorded a premium deficiency under ASC 944-60-25-7. You, however, appear to have recorded a premium deficiency in 2012 of $191 million based on the financial terms of the transactions (i.e. ceding commission). In the following two bullets, we seek to better understand how the financial terms informed or did not inform as to determining the loss recorded in 2012.

•
Tell us how you determined the $191 million premium deficiency. In this regard, it appears you have no net cash flows after reinsuring the retirement plan and individual life businesses. Tell us how the balances of: a) DAC, PVFP and other insurance costs balances remaining after the $191 premium deficiency, b) goodwill, and c) software were recoverable at September 30 and December 31, 2012 from the ceding commissions, net of transaction costs.

•
You indicate that “The $1.3 billion reinsurance loss related to the individual life and retirement plans businesses recorded in the first quarter of 2013 was reflective of the market value of assets transferred in excess of amortized cost and was appropriately recorded in the first quarter of 2013 when the assets were transferred. It was not reflective of a change in the assumption of the investment income to be earned or the interest to be credited to policyholders and therefore is not indicative of a premium deficiency.” As stated in the bullet above, it appears you would have no net cash flows after reinsuring the businesses. In this regard, the fair value of assets transferred plus the amounts paid for transaction costs less ceding commissions received exceed the reinsurance recoverable recorded less* a), b) and c) described in the bullet above. Tell us why this excess does not inform about the amount of a loss based on the financial terms of the transactions and result in this excess being recorded in 2012.

* Changed word from “and” to “less” per subsequent discussion with the SEC in order to convey the intended meaning.

Company Response:
As noted in our December 2, 2014 response, given the likelihood of the sale of the individual life business, the third quarter 2012 premium deficiency calculation under ASC 944-60-25-7 required us to consider the terms of the reinsurance transaction where ceding commissions were received in place of future net cash flows of the business. Furthermore, paragraph 17A of ASC 450-20-55 requires “accrual of a net loss (that is, a loss in excess of deferred premiums) that probably will be incurred on insurance policies that are in force, provided that the loss can be reasonably estimated.”
As shown below, the premium deficiency test for the individual life business resulted in the recognition of a loss of $191 million in the third quarter of 2012 after first recognizing a goodwill impairment of $342 million. In the first quarter of 2013, we recognized a realized gain on the transfer of assets at closing which then triggered the recognition of an offsetting loss on the reinsurance transaction.
Of the total $1.6 billion reinsurance loss recorded in the first quarter of 2013 for the individual life and retirement plans transactions, $940 million related to the sale of the individual life business via a reinsurance transaction with Prudential and $634 million related to the sale of the retirement plans business via a reinsurance transaction with Mass Mutual. For the retirement plans business, the financial terms of the reinsurance transaction (i.e. ceding commission in place of future net cash flows of the business) were sufficient to recover the carrying value of the goodwill and did not result in a premium deficiency.
The calculation of the premium deficiency for the individual life business is illustrated below (amounts in $ millions), along with the related authoritative GAAP guidance.
Determination of the premium deficiency for the Individual Life transaction

	3Q 12 premium deficiency	Authoritative guidance

Policyholder benefit reserves to be transferred	$7,317	ASC 944-605-25-23
Book value of assets to be transferred (net of deferred gains on derivatives in AOCI)	(7,367)	ASC 944-605-25-23
Subtotal	(50)
Goodwill to be written off *	--	ASC 350-20-35-30 and ASC 350-20-40-1 and 2
DAC, PVFP and other insurance related balances	(678)	ASC 944-30-35-64
Software	(13)	ASC 350-40-35-1
	(691)

Ceding commission less transaction costs	550	ASC 944-605-25-23
Under recovery of DAC and other assets	(141)

Premium deficiency	($191)

* $342 million of goodwill was written off prior to the premium deficiency calculation, in accordance with ASC 350-20-35-30 and ASC 350-20-40-1 and 2.

After recognizing the $342 million goodwill impairment and $191 million premium deficiency in the third quarter of 2012, the net consideration transferred to the buyer covered the reserves ceded to Prudential (i.e. the reinsurance recoverable) and the remaining assets on the books as further demonstrated below. As such, there was no net P&L effect in the first quarter of 2013.

How the consideration given relative to the net assets of the business informed the accounting
The following table compares the reinsurance recoverable on policyholder benefit reserves ceded to the fair value of assets transferred net of ceding commissions received and assets associated with the business (including DAC, PVFP and other insurance related balances, and software).

	Individual Life-- analysis of consideration	Retirement Plans-- analysis of consideration
Analysis of consideration--

Policyholder benefit reserves to be transferred	$7,317	$9,207
Fair value of assets to be transferred	(8,307)	(9,557)
Subtotal	(990)	(350)
Ceding commission less transaction costs	550	307
Subtotal	(440)	(43)
Goodwill written off *	--	--
DAC, PVFP and other insurance related balances	(678)	(388)
Software	(13)	(36)
Subtotal	(691)	(424)

Excess of the net consideration given and assets of the business over the amount recoverable for reserves ceded before considering realized gain on investments	($1,131)	($467)

Recognize gain in 1Q 13 on the transfer of investments ($8,307 less $7,367 book value of assets transferred for Individual Life; $9,557 less $8,923 book value of assets transferred for Retirement Plans)	940	634

Premium excess (deficiency)	($191)	$167

* $342 million of goodwill was written off prior to the premium deficiency calculation, in accordance with ASC 350-20-35-30 and ASC 350-20-40-1 and 2.

After recognizing the $191 million premium deficiency on the Individual Life transaction in the third quarter of 2012, DAC, PVFP, other insurance-related balances and software were recoverable at September 30 and December 31, 2012 from the ceding commissions net of transactions costs. Accordingly, the premium deficiency on the Individual Life transaction was $191 and not the $1,131 of consideration shown above which is before considering the realized gain on the transfer of the investments.
Accounting guidance requires that a loss due to reinsurance premium paid in excess of underlying liabilities reinsured (or due to insufficient ceding commission) be recorded when the reinsurance contract is entered into. ASC 944-605-25-23, Financial Services-Insurance, Revenue Recognition, Recognition, provides “If the amounts paid for retroactive reinsurance….exceed the recorded liabilities relating to the underlying reinsured …..contracts, the ceding entity shall increase the related liabilities or reduce the reinsurance receivable or both at the time the reinsurance contract is entered into, so that the excess is charged to earnings.”

Upon transfer of the investment portfolio to the buyers at closing, we first recorded realized capital gains arising from the transfer of the assets which resulted in a reinsurance receivable equal to the fair value of the assets transferred. We then immediately reduced the reinsurance receivable to equal the amount of ceded reserves under the retroactive reinsurance agreement so that it represented the amount recoverable pursuant ASC 944-605-25-23. We did not increase the related liabilities because the liability reserves were not deficient. Therefore, for both transactions, the loss at closing on reinsurance recoverable was triggered by the transfer of assets in January 2013. ASC 944-605-25-23 requires this charge to earnings be “at the time the reinsurance contract is entered into” which was at closing in January 2013.
Specific to the Individual Life transaction, Prudential was required to take investments from our dedicated investment portfolios that supported the policyholder liabilities assumed. We had dedicated portfolios in three insurance legal entities supporting the liabilities. Under the purchase and sale agreement (the agreement), we transferred to Prudential investments having a statutory accounting value (substantially amortized cost) equal to the statutory value of the insurance liabilities they were assuming.
Prudential was provided a list of the dedicated general account assets supporting the liabilities. Between signing and close, Prudential reviewed this list and we agreed to replace for cash certain assets at their request, such as certain commercial mortgage loans and bank loans. The amount of cash was equal to the statutory accounting value (substantially amortized cost) of the commercial mortgage loans and bank loans replaced and was not based on the fair value of those assets. Between signing and closing, we had the fiduciary responsibility to continue to manage the portfolio in accordance with the investment guidelines provided in the agreement. As such, we continued to purchase new securities with the proceeds from maturing securities. In addition, under the agreement, any securities that went into default between signing and close were excluded from the transferred assets and were replaced with cash equal to the statutory accounting value of the excluded securities.
Under the agreement, Prudential could not insist on $8.3 billion of market value in investments transferred. Rather, the agreement provided that we transfer investments to Prudential having a statutory accounting value (substantially amortized cost) of $7.3 billion which was equal to the statutory value of the insurance liabilities they were assuming.
The investments and policyholder liabilities of the Individual Life business were held in three legal entities together with the assets and liabilities of other businesses of The Hartford. Accordingly, the transaction was structured as a reinsurance agreement rather than as a legal entity sale. Because it was a reinsurance deal and not a legal entity deal, only the assets supporting the liabilities were transferred.
In summary, the premium deficiency calculated as of September 2012 for the Individual Life business was $191 million. There was no premium deficiency on the Retirement Plans business. For both transactions, the recognition of the reinsurance loss at closing was a function of the market value of the assets transferred and was directly tied to the recognition of the realized gains on the transfer of the investments. Under ASC 944-605-25-23, the loss on the reinsurance transaction cannot be recorded until closing. The reinsurance loss does not represent a premium deficiency and there is no alternative accounting model that would enable recording the reinsurance loss on either transaction in the third quarter of 2012.
In closing, we believe that the accounting for the reinsurance transactions is supported by relevant GAAP authoritative literature, including the timing and recognition of the premium deficiency and the timing and recognition of the gain on transfer of investments and loss on reinsurance at the closing date.
* * * * * *
In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Beth A. Bombara, Executive Vice President and Chief Financial Officer